TSX:IRC                                                                                 NR 05-16

                                                                                 November 18, 2005

INTERNATIONAL ROYALTY CORPORATION

BENEFITS FROM MAJOR MILESTONE AT VOISEY’S BAY

DENVER, COLORADO, November 18, 2005 - International Royalty Corporation (TSX: IRC) (“IRC”) is pleased to report that Inco Limited (“Inco”) has announced another major milestone at its Voisey’s Bay project in Labrador, Canada, with the first shipment of nickel concentrate on November 16, 2005, more than six months ahead of the original project schedule.

IRC holds an effective 2.7% royalty in the Voisey’s Bay project.  The royalty is calculated on the value of metals produced from the mine after certain deductions. According to the terms of the royalty agreement, the royalty shall be paid on a quarterly basis within forty-five days after the end of each fiscal quarter in respect of the proceeds received in such fiscal quarter. To date, Inco has met every one of its publicly announced projections for Voisey’s Bay since IRC’s purchase of the royalty.

In a press release dated November 16, 2005 Inco stated “The concentrate is being shipped to Quebec City and from there will be sent to Sudbury by rail. Inco expects to produce first finished nickel from the Voisey’s Bay concentrate in the first quarter of 2006.

Production at Voisey’s Bay will ramp up over the coming months. The annual production capacity of Phase One of the Voisey’s Bay project is expected to be 110 million pounds of nickel in concentrate, containing 5 million pounds of cobalt and up to 15 million pounds of copper. Phase One of the project will also produce copper concentrate containing approximately 70 million pounds of copper in concentrate annually.”

The preceding information is derived from publicly available information provided by Inco.  The information contained therein and in this press release has been reviewed by Mr. Nick Michael of SRK Consulting, IRC's qualified person for the project.  As a royalty holder with respect to the properties which are the subject of Inco’s public disclosure, IRC may not have legal rights to constant access to the properties or to a current review of the data which was used by IRC to substantiate the technical information which has been publicly disclosed.  Consequently neither IRC nor Mr. Michael has undertaken an independent due diligence investigation to confirm the accuracy of this information as of this time.  In some instances, the disclosure of the technical information has been re-worded in this press release by Mr. Michael so as to better comply with the requirements of National Instrument 43-101.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

For further information please contact:

Douglas B. Silver, Chairman and CEO: (303) 799-9020

Douglas J. Hurst, President: (250) 352-5573

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Edith English : eenglish@renmarkfinancial.com

Media, Cynthia Lane: clane@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com